BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended June 30, 2005 and 2004
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

This Management’s Discussion and Analysis has been prepared as at August 11, 2005 and contains certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Bema Gold Corporation (“the Company” or “Bema”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the six months ended June 30, 2005 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2004.

RESULTS OF OPERATIONS
Second Quarter 2005 and 2004
The Company reported a loss of $12.3 million ($0.031 per share) on revenue of $22.4 million for the second quarter 2005 compared to net income of $745,000 ($0.002 per share) on revenue of $21.2 million for the second quarter 2004. Included in net income for the second quarter of 2004 was an unrealized derivative gain of $16.4 million resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments compared with an unrealized derivative loss of $1.6 million in the second quarter 2005.

Summary of Unaudited Quarterly Results:

	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gold revenue	$22,357	$21,478	$26,445	$24,852	$21,150	$19,686	$26,716	$23,997
Mine operating earnings (loss)	$(5,723)	$(9,274)	$(11,152)	$(4,559)	$(7,782)	$(3,173)	$(1,869)	$933
Net earnings (loss)	$(12,345)	$(14,816)	$(44,649)	$(21,550)	$745	$(14,161)	$(21,486)	$(14,462)
Net earnings (loss) per
common share – basic & diluted	$(0.031)	$(0.037)	$(0.120)	$(0.059)	$0.002	$(0.040)	$(0.061)	$(0.044)
Cash from (to) operations	$(7,076)	$(8,904)	$(6,203)	$13,636	$(10,757)	$(4,552)	$(2,000)	$8,208

For the first six months of 2005, the Company reported a loss of $27.2 million ($0.068 per share) on revenue of $43.8 million compared to a loss of $13.4 million ($0.038 per share) on revenue of $40.8 million in 2004. Included in the loss for the six months ended June 30, 2004 was an unrealized derivative gain of $18.7 million compared with an unrealized derivative loss of $3.2 million in the corresponding period in 2005. In addition, the carrying value of the Company’s

100% owned Yarnell property was written-down by $8.5 million to its estimated net realizable value during the six months ended June 30, 2004.

Gold revenue
The Company’s average realized gold price increased by $27 per ounce to $418 per ounce in the current quarter as compared with the corresponding period in 2004, reflecting higher current market gold prices. The average price realized was below the average spot price of $427 per ounce for the current quarter, as a result of $387,000 in Julietta Mine hedge losses recognized in the quarter.

For the six months ended June 30, 2005, the average price realized was $416 per ounce on revenue of $43.8 million (on 105,296 ounces sold), compared with $393 per ounce on revenue of $40.8 million (on 104,025 ounces sold) for the first six months of 2004.

	Second Quarter 2005			Second Quarter 2004
	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized
	(in ounces)		price/ ounce	(in ounces)		price/ ounce

Julietta	21,803	$8,899	$408	27,195	$10,426	$383
Petrex	31,701	13,458	$425	26,841	10,724	$400

	53,504	$22,357	$418	54,036	$21,150	$391

Operations
The Company’s total gold production in the quarter increased by 9% over the same quarter in 2004.

	Second Quarter 2005			Second Quarter 2004
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)

Julietta	26,941	$167	$220	24,571	$139	$186
Petrex	32,127	$445	$445	29,728	$552	$552

	59,068	$318	$342	54,299	$365	$386

Julietta Mine
The Julietta Mine had a successful second quarter 2005 surpassing its budget targets for gold and silver production and cash costs per ounce. The positive results have more than made up for the first quarter 2005 production shortfall, and as at June 30, 2005 the mine’s year-to-date production exceeded budget by 5%. Gold production from the Julietta Mine for second quarter 2005 was 32% higher than budget and total cash cost per ounce was 13% below budget. In addition, the mine’s gold production in the current quarter was 65% higher than that of the first quarter 2005. The Julietta Mine had operating income of approximately $263,000 for second quarter 2005 and an operating loss of $1.3 million for the six months ended June 30, 2005. The mine’s improved performance was attributable to an increase in the availability of underground mine equipment, as equipment ordered in the fourth quarter of 2004 was received and operational during the quarter. Also, additional supervision added to the underground and maintenance departments reduced equipment breakdowns. The increased availability of equipment allowed for higher-grade stopes to be accessed as backfilling was caught up during the quarter. Mining also commenced on a newly discovered zone on surface which had not been budgeted for. This new zone replaced the amount of lower-grade stockpile ore which had been budgeted for as mill feed thereby improving the overall ore grade over budget. During the quarter, the mine also achieved one full year of operations without a lost time accident.

For the second quarter 2004, gold production at Julietta was on budget, as the Julietta operations had fully recovered from the warehouse fire in February 2004 that destroyed the majority of the spare parts inventory, and 17% under budget for the six months ended June 30, 2004.

Petrex Mines
The Petrex Mines incurred a mine operating loss of $2.95 million for the second quarter of 2005 which was a significant improvement over the operating loss of $8.2 million in the same quarter in 2004. However, gold production from the Petrex Mines totalled 32,127 ounces in the quarter at a total cash cost of $445 per ounce compared to a budget of 44,076 ounces for the quarter at $395 per ounce. Actual gold production was 8% higher and total cash cost per ounce was 19% lower compared with the same period in 2004. Adjusting for the rand denominated gold put option gains would reduce the total cash cost to $391 per ounce in the second quarter of 2005 (Q2 2004 - $470 per ounce). During the six months ended June 30, 2005, the Petrex Mines produced 71,170 ounces of gold at a total cash cost of $454 per ounce. Adjusting for the rand gold put option gains would reduce the total cash cost per ounce to $385 for the six months ended June 30, 2005.

Gold production from the Petrex Mines in the second quarter was 73% of budget, primarily due to the loss of underground workers when Petrex replaced the underground mining contractors. Ore delivered from underground was 82% of budget. An unexpected number of workers took their severance packages and did not want to return to mining related jobs. The mine was understaffed by approximately 500 workers at one point, and overall turnover of the underground workforce was over 1,000 workers for the quarter. Qualified replacements were much more difficult to find than anticipated. The underground operations were just approaching full staffing levels at the end of the quarter. Production from surface operations was increased to help offset the shortages of ore from underground operations, delivering 243% over their budgeted tonnes. Lower grade ore from surface operations resulted in pushing the overall average grade even further below budget, but improved the economics of the quarter significantly.

Emphasis is being placed on training of key personnel, improving the Shaft Call Factors (difference in the gold grade measured at the mining face and the grade delivered to the mill for processing) at all of the shafts to improve the ore grade delivered to the plant, and increasing production from underground. Mud recovery systems are only functioning at about 30% of capacity due to access problems, high inflows of water from other areas and poor ground conditions in the mud areas. Tonnages from the mud pumping are gradually increasing due to improvements in all of these areas.

Exploration drilling was completed during the quarter along the south side of West Pit #3, Snake Road (Orient area) and the New States Mine area. Drilling is now focused on deeper targets for underground mining near shafts #4, #6, #1 and SD #3.

For the second quarter 2004, gold production at the Petrex Mines totalled 29,728 ounces at a total cash cost per ounce of $552. Adjusting for the rand gold put option gains would reduce the total cash cost per ounce to $470 in the second quarter of 2004. During the six months ended June 30, 2004, the Petrex Mines produced 61,911 ounces of gold at a total cash cost of $485 per ounce. Adjusting for the rand gold put option gains would reduce the total cash cost per ounce to $425 for the six months ended June 30, 2004.

The higher operating cash costs in the second quarter of 2004 were partly due to the timing of processing high copper content ore from West Pit 3 and delayed reef production from West Pit 1. Mining of ore at West Pit 3 was on schedule for the quarter, but a problem was encountered with a higher than expected copper content in the ore, causing a delay in ore processing (while a suitable processing method was implemented), higher consumption of cyanide and poor gold recoveries. Due to the copper issue and the current rand rates, mining at West Pit 3 was suspended during the quarter. As a result, the Company recorded a charge to operations in the amount of $1.7 million in the second quarter of 2004 for stripping costs relating to West Pit 3 that was previously being deferred.

Refugio Mine
During the second quarter 2005, the Company’s 50% share of costs at the Refugio Mine relating to the preparation for the re-commencement of mining operations totalled $3 million (Q2 2004 - $1 million). Construction activities continued throughout the quarter with the completion of the critical equipment installations required to run the primary, secondary and tertiary crushing systems. Final commissioning of the plant is underway; crushing commenced in June and the plant achieved several days at the budgeted capacity of 40,000 tonnes per day in July. The total project cost estimate remains at $134 million, including $34 million for the mine fleet capital lease. Construction activities on the dust collection systems, conveyor covers, buildings and noncritical items will continue through the winter months and should be complete by the end of the third quarter 2005.

Depreciation and depletion
Depreciation and depletion expense remained consistent between the second quarter of 2005 and the second quarter of 2004, as gold sold was comparable.

Other
During the quarters ended June 30, 2005 and June 30, 2004, reclamation accretion expense totalled $533,000 and $469,000, respectively.

The Company and its primary insurer reached agreement during the second quarter of 2005 on the final settlement amount of $1.1 million ($1.8 million total settlement less $0.7 million received in the fourth quarter 2004) with respect to the February 2004 Julietta warehouse fire. The Company expects to receive the $1.1 million settlement in September 2005.

During the first quarter 2004, the Company recorded a $1 million provision against the insurance claim receivable from the Julietta warehouse fire, representing the insurance deductible. An additional provision of $800,000 was required in the second quarter 2004 due to an “averaging” clause in the insurance policy that reduces the amount recoverable based on the percentage of the value of the inventory insured compared to the average value outstanding prior to the fire.

Other expenses (income) General and administrative

General and administrative expense was $2.4 million in the current quarter compared with $3.4 million in the second quarter 2004, the difference mainly due to $1.1 million of bonuses which were accrued and paid to senior and middle management in 2004.

Interest and financing costs

Interest expense was approximately $1.3 million in second quarter 2005, net of $1.8 million of interest capitalized to property, plant and equipment, compared with $1.9 million of interest expense in the second quarter 2004. Of the $1.8 million of interest capitalized, during the second quarter 2005, $1.6 million related to the Kupol property and $214,000 to the Refugio Mine. The main reason for the significant increase in interest, prior to capitalization, from the same quarter one year ago was due to interest of $1.1 million relating to the Kupol bridge loan facility with Bayerische Hypo-und Vereinsbank AG (“HVB”). This facility was established on July 31, 2004 for the continued development of the Kupol project located in north-eastern Russia (see Financing Activities section). In the second quarter 2005, amortization of deferred financing costs and other financing costs totalled $562,000, of which $423,000 was capitalized to property, plant and equipment.

In the second quarter 2004, interest expense totalled $1.9 million, of which $557,000 related to the Petrex project loan, $236,000 to the Julietta project loans and $1.1 million related to the accretion expense on the $70 million convertible notes maturing February 26, 2011. Amortization of deferred financing costs totalling $542,000 in the second quarter 2004 related mainly to the Julietta project loans. Also, during the quarter ended June 30, 2004, the Company incurred $153,000 of Chilean stamp tax on the funds loaned from Bema to its 50% owned joint venture, Compania Minera Maricunga.

General exploration
General exploration expense in the second quarter 2005 totalled $381,000 (Q2 2004 - $159,000) and related to general reconnaissance activities. The Company expenses grass-roots exploration costs involved in the evaluation of a property. Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

Stock-based compensation
During the quarter ended June 30, 2005, 4,050,000 stock options were granted to employees and directors at an exercise price of Cdn.$3.03 per share. The exercise price of these options was determined by the market price of the shares at the date of grant. One-third of the options granted vested immediately, another one-third will vest on April 14, 2006 and the remainder will vest on April 14, 2007. In addition, 195,000 stock options were also granted in the quarter, with exercise prices that ranged from Cdn.$2.43 per share to Cdn.$2.74 per share. The fair value of the options granted in the quarter was estimated at approximately $3.1 million (approximately Cdn.$0.90 per option) at the date of grant using the Black-Scholes option pricing model. Approximately $1.4 million of the $3.1 million fair value amount was expensed in the quarter and the remaining $1.7 million will be charged to operations over the vesting period. Also included in the stock-based compensation expense was approximately $329,000, the majority of which related to options granted in 2004 that vested in the quarter. Option-pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

As at June 30, 2005, approximately $1.9 million of the fair value of stock options previously granted remains to be expensed.

During the quarter ended June 30, 2004, approximately 3.7 million stock options were granted to employees and directors at an exercise price of Cdn.$4.07 per share. One-half of these options vested immediately and the remainder vested on April 12, 2005. The fair value of these options was estimated at approximately $3.4 million (Cdn.$1.21 per option) at the date of grant using the Black-Scholes option pricing model. Approximately $1.7 million of the $3.4 million fair value amount was expensed in the second quarter 2004 and the remaining $1.7 million was charged to operations over the vesting period. Also included in the second quarter 2004 stock-based compensation expense was approximately $0.7 million pertaining to the amortization of the fair value of options granted in 2003.

Foreign exchange gains and losses
During the quarter, the Company recorded a net foreign exchange loss of $181,000 consisting of a foreign exchange gain of approximately $0.5 million (mainly on the Petrex 50.7 million rand denominated working capital facility) as the rand weakened from 6.23 rand to the U.S. dollar at March 31, 2005 to 6.63 rand at June 30, 2005, offset by a foreign exchange loss of approximately $0.7 million on the Company’s Canadian dollar denominated cash balance as the Canadian dollar weakened against the U.S dollar during the quarter.

During the quarter ended June 30, 2004, the Company recorded a foreign exchange loss of $64,000 as the Canadian dollar weakened slightly against the U.S. dollar whereas the South African rand remained relatively unchanged vis-à-vis the U.S. dollar during the quarter. For the six months ended June 30, 2004, the Company recorded a foreign exchange loss of $1.2 million, the majority of which resulted from the appreciation of the rand relative to the U.S. dollar in the first quarter of 2004. Since the Company’s rand denominated monetary liabilities exceeded its rand denominated monetary assets, the weakening U.S. dollar in the first quarter of 2004 against the South African rand resulted in a foreign exchange loss on translation.

Derivative gains and losses
During second quarter 2005, the Company recorded an unrealized non-cash derivative loss of $1.6 million, resulting from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that did not qualify for hedge accounting, which was mainly due to the weakening of the rand from quarter-end to quarter-end.

During the quarter ended June 30, 2004, the Company recorded realized and unrealized gains on derivative instruments totalling $1.2 million and $16.4 million, respectively. The latter resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that do not qualify for hedge accounting whereas the realized gain was mainly from the rand denominated put options. During the second quarter 2004, the spot price of gold per ounce decreased from $424 at March 31, 2004 to $396 at June 30, 2004.

Future income taxes and recovery
Future income tax recovery of $378,000 related mainly to the expected benefit of tax losses incurred during the current quarter with respect to the Julietta Mine, available for carry-forward to future periods.

During the second quarter 2004, the majority of the current and future income tax expense related to certain unrealized foreign exchange gains of one of the Company’s foreign subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s accounting policies are described in Notes 1 and 2 to the annual audited Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

-	Use of estimates;
-	Impairment assessment of the carrying value of property, plant and equipment;
-	Asset retirement obligations;
-	Future income tax assets and liabilities;
-	Depreciation, depletion and amortization; and
-	Valuation of derivative instruments.
-	Consolidation of Variable Interest Entities

Use of estimates
The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration and related obligations.

Impairment assessment of the carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying value of property, plant and equipment and net smelter royalty interests when events and circumstances suggest impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization expected to be classified as reserves); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of the property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

Asset retirement obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgment and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at a point in time, may change significantly as the laws governing the environment in South Africa have not been well defined.

Future tax assets and liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization
The Company amortizes its mine property, plant and machinery over the estimated life-of-mine using the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments
Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

The Company has derivative contracts that qualify and some that do not qualify for hedge accounting. With respect to the latter, material changes in the mark-to-market value of these derivative contracts could occur at each balance sheet date depending on changes to the spot price of gold.

Consolidation of Variable Interest Entities
Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”) which required the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company had determined that adoption of the new guideline did not have any impact on current or prior year reported results.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the second quarter with cash and cash equivalents of $15.1 million and working capital of $19.7 million compared to cash and cash equivalents of $40.3 million and working capital of $45.6 million in the prior quarter. As at July 31, 2005, the Company had available for draw down $50 million of the Kupol bridge loan facility (see Financing Activities section).

Operating activities
For the most recent quarter, the Company’s cash to operating activities, before changes in non-cash working capital, was a net cash outflow of $4.6 million. This net cash outflow in the quarter was mainly attributable to the Refugio Mine start-up costs and to corporate general and administrative expenses. Cash flow from the Julietta operations totalled approximately $3.9 million for the quarter ended June 30, 2005.

For the second quarter 2004, the Company’s cash from operating activities before the change in non-cash working capital resulted in a net cash outflow of $7.2 million, the majority of which resulted from the sub-standard performance of the Petrex Mines and the increase in general and administrative costs in the quarter. Cash flow from the Julietta operations totalled approximately $5.1 million for the quarter ended June 30, 2004.

Financing activities
On June 24, 2005, the Company announced that it had signed an agreement with Bayerische Hypo- und Vereinsbank AG ("HVB") to increase the previously announced (April 13, 2005) $100 million bridge loan facility for the development of the Kupol project in Russia to $150 million. This was the second time that HVB had agreed to increase the facility. The original facility was for $60 million prior to being increased to $100 million in April, 2005. Bema will continue to guarantee the facility, however, the Company intends to repay the facility using a portion of the proceeds from the planned Kupol project construction financing, the arrangement of which is expected to be completed in the second half of 2005. Amounts drawn on the facility above $100 million will mature on March 31, 2006, while the remaining amounts will mature on July 21, 2006. During the second quarter 2005, the Company drew down a further $32.5 million of the facility, thereby increasing the outstanding balance owing under the facility to $82.5 million as at June 30, 2005. The Company also announced that HVB and Société Générale (“SG”) had been appointed mandated lead arrangers for the Kupol project construction financing. HVB will act as the facility and documentation agent and SG will act as technical agent on the project financing.

As at June 30, 2005, as expected by both the Company and HVB, due to the increase in the Kupol bridge loan facility, the Company was not in compliance with several of its loan covenant ratios with respect to the facility. However, HVB has agreed to waive the requirement for the Company’s compliance with these covenants and the issue of covenant compliance does not arise again until December 31, 2005, by which time the Kupol project construction financing is anticipated to be completed and the bridge loan repaid.

On May 10, 2005, a subsidiary of the Company entered into a $10 million revolving term loan facility (“Facility”) with Macquarie Bank Limited (“Macquarie”) for working capital purposes relating to the restart of operations at the Refugio Mine. Bema has guaranteed the Facility, which matures on March 31, 2007. Interest is payable at an annual rate equal to the London Inter Bank Offered Rate plus 2.25% . In addition, as consideration for the facility, the Company paid a $80,000 arrangement fee to Macquarie and is paying a commitment fee of 0.50% per annum, payable quarterly, on the undrawn balance of the facility. The facility includes customary covenants for debt financing of this type.

As at June 30, 2005, the entire balance of $12.1 million outstanding under the Petrex Tranche A loan facility was classified as a long-term liability, as the Company projects that no payments will be due over the next twelve months under the facility. During 2004, the Company had reached an agreement with the Petrex project lenders to an 18 month capital repayment holiday from September 2004 to December 31, 2005 with respect to the facility. The revised repayment schedule is expected to be formally documented within the next few months and is expected to be set at a level dependent upon the cash flows from the Petrex Mines available for debt service.

During the second quarter 2005, the Company’s 50% owned joint venture in Chile, Compania Minera Maricunga, made capital lease payments totalling $1.8 million (the Company’s 50% share - $0.9 million) in connection with the Refugio mining fleet which has been leased.

During the second quarter 2004, the Company received proceeds of $7 million from the exercise of expiring warrants and $930,000 from the exercise of stock options. In addition, the Company repaid $1.5 million of the Petrex project loan.

The following are the Company’s contractual obligations as at June 30, 2005:

Contractual obligations	Total	2005	2006	2007	2008	2009	2010+
Long-term debt (1) (3)	$179,776	$1,500	$87,500	$13,130	-	$7,646	$70,000
Capital lease obligations (2)	16,092	1,709	3,414	3,407	$3,400	4,057	105
Purchase obligations	18,957	7,914	10,452	591	-	-	-
Other long-term obligations	551	551	-	-	-	-	-
Total contractual obligations	$215,376	$11,674	$101,366	$17,128	$3,400	$11,703	$70,105

(1)
The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes. The face value including the accretion incurred since issue was $53.2 million at June 30, 2005.

(2)
As at June 30, 2005, the Company’s 50% owned joint venture in Chile had entered into capital leases with outstanding balances totalling $27.9 million (the Company’s share - $13.9 million) for the Refugio mining fleet. Amounts shown in the table include approximately $2.2 million of interest that remains payable over the term of the leases. When the entire mining fleet is delivered and accepted, the total of all the capital lease agreements entered into by 50% held Compania Minera Maricunga is expected to approximate $34 million.

(3)
In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has assumed principal repayments of $5 million in 2006 and $7.1 million in 2007 in accordance with the original repayment schedule. The Petrex rand denominated working capital loan of $7.6 million (50.7 million rand) is assumed to be repaid in 2009 which is the maximum term of the working capital loan as currently structured.

Investing activities
For the quarter ended June 30, 2005, the Company incurred approximately $36 million on the development and construction of the Kupol property in far-eastern Russia which included costs from the feasibility study, procurement activities for the 2006 season and site construction activities. Procurement activities for the 2006 season continue in preparation of the summer navigation season to Pevek. At the Kupol site, construction activities included camp expansion to 450 person capacity, road construction, excavation and leveling of the permanent man camp site, preparation of aggregate and fill materials for concrete and support of construction activities, and beginning of excavation activities at the airstrip.

On June 3, 2005, the Company announced the results of the Kupol feasibility study. The feasibility study demonstrates that Kupol is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. Bema is earning a 75% interest in the project, from the Government of Chukotka. The Company has earned a 40% interest in the property by making a series of scheduled payments and by completing the required exploration expenditures. Bema can earn the final 35% upon making a payment of approximately $14.8 million ($5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study) which is anticipated to be made on September 2, 2005. A final payment of approximately $14.8 million is due upon commencement of mine construction. Following two seasons of drilling, in 2003 and 2004, Bema identified an estimated Indicated Mineral Resource at Kupol of 6.4 million tonnes containing 4.2 million ounces of gold at an average grade of 20.3 grams per tonne (g/t) and 53 million ounces of silver at an average grade of 257 g/t and a further 4 million tonnes of Inferred resources containing 1.6 million ounces of gold at an average grade of 12.4 g/t and 23 million ounces of silver at an average grade of 171.4 g/t.

The feasibility study contemplates the simultaneous commencement of open pit and underground mining. For the first three years, the mill will process approximately 1,000 tonnes per day of open pit ore and approximately 2,000 tonnes per day of underground ore. After year three the mill will process approximately 2,750 tonnes per day of underground ore and 250 tonnes per day of stockpiled ore. Gold recoveries are estimated to average 93.8%, while silver recoveries are estimated to average 78.8% . The total pre-production capital cost is estimated at approximately $364 million which includes $288.2 million for mine site facilities and pre-production development, $36 million for mining equipment and $39.8 million in working capital. (This compares to the combined total of pre-production capital costs and mining equipment costs of $340 million from the Kupol Preliminary Economic Assessment released in May 2004). The main construction years at Kupol will be 2006 and 2007, with production scheduled for mid 2008, subject to financing and permitting.

The 2005 exploration and condemnation drill program commenced at Kupol in the second quarter of 2005, using six drill rigs. The schedule calls for 45,000 metres of exploration, condemnation and infill drilling. The primary focus of this year’s program is exploration designed to drill test the deposit to the north and to depth in the north, to test the main structure at depth looking for stacked boiling zones, to drill further south on the main structure and to test at least 4 other possible parallel structures. On July 12, 2005, the Company announced additional high grade drill results from its 2005 drill program. Fifty-three holes totaling 14,414 metres had been completed of the 45,000 metre drill program. Highlights of the results included the discovery of a second vein one kilometre southwest of the Big Bend zone, extension of the mineralization a further 200 metres north along strike, intersection of the South zone offset vein and continued success in deeper exploration drilling of the Central zone.

Included in acquisition, exploration and development in the quarter ended June 30, 2005 was approximately $0.7 million (Q2 2004 - $0.8 million) of flow-through expenditures incurred on the Monument Bay property in Canada and $0.5 million (Q2 2004 - $0.7 million) incurred on the East Pansky platinum – palladium property located in the Kola Peninsula of western Russia.

	Second Quarter		Six Months
Capital expenditures	2005	2004	2005	2004

Kupol development	$36,015	$5,004	$57,708	$11,820
Kupol exploration	$5,499	$3,271	$8,419	$6,695
Refugio construction	$4,201	$6,176	$13,359	$6,913
Julietta Mine	$510	$449	$1,779	$683
Julietta exploration	$1,894	$1,569	$3,409	$2,297
Petrex Mines	$1,311	$1,976	$2,732	$3,824
Petrex exploration	$414	$584	$776	$874
Acquisition, exploration and development	$1,366	$1,784	$3,458	$3,781

On April 25, 2005, Victoria Resource Corporation (“Victoria”) closed a brokered private placement of 7,272,726 units at a price of Cdn.$0.55 per unit for gross proceeds of approximately $4 million. Each unit was comprised of one common share and one half of one transferable share purchase warrant. Each whole warrant is exercisable to purchase one additional common share at an exercise price of Cdn.$0.75 per share until April 20, 2006. Bema, currently the largest shareholder of Victoria, purchased approximately $2 million units of this private placement and now holds approximately 32% of Victoria’s outstanding shares.

Gold forward and option contracts
The Company reduced the number of outstanding gold forward and contingent forward sales contracts by 28,250 ounces in the second quarter 2005. The Company intends to satisfy the outstanding Julietta Mine forward sales contracts by delivering into these contracts on the designated maturity dates out to the end of 2006.

The Company has entered into gold forward and/ or silver option contracts, maturing in the following years, to protect against a decline in future metal prices. The following is a summary of the Company’s outstanding gold and silver derivative contracts at June 30, 2005:

	2005	2006	2007	2008-2012

Gold
Forward contracts (ounces)	15,050	43,350	–	–
Average price per ounce	$327	$319	$–	$–

Dollar denominated -
Put options purchased
$290 strike price (ounces)	13,008	23,790	21,342	38,646
$390 to $422 strike price (ounces)	29,000	68,000	68,000	38,500

Rand (“ZAR”) denominated –
Put options purchased (ounces)	32,892	–	–	–
Average price per ounce (ZAR)	3,100	–	–	–
Average price per ounce (U.S.) *	$467	$–	$–	$–

Call options sold (ounces)	36,000	57,750	59,000	35,250
Average price per ounce	$472	$462	$462	$465

Contingent forwards (maximum)
$350 strike price (ounces)	18,000	36,000	36,000	132,000

Silver
Forward contracts (ounces)	200,000	–	–	–
Average price per ounce	$6.30	$–	$–	$–

Put options purchased (ounces)	300,000	600,000	–	–
Average price per ounce	$6.34	$6.34	$–	$–

Call options sold (ounces)	300,000	600,000	–	–
Average price per ounce	$7.65	$7.65	$–	$–

* Based on an exchange rate of 6.6313 rand to one U.S. dollar, being the closing rate at June 30, 2005.

The rand denominated put options, as shown in the table above, provide the Company with some protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of 6.6313 rand to one U.S. dollar, the Company will receive $467 per ounce of gold on its rand denominated put options in 2005.

The Company’s entire committed gold contracts represent approximately 3% of the Company’s estimated reserves and measured and indicated resources and approximately 2% if inferred resources are included.

The mark-to-market value of the Company’s off-balance sheet derivative contracts as at June 30, 2005 was approximately negative $2.2 million.

OUTLOOK
The second half of 2005 will be a very active period for Bema. Refugio is scheduled to achieve full commissioning and begin contributing to the Company’s gold production profile by the fourth quarter. Development at the Kupol project is proceeding well as is the procurement and shipping of materials for the 2006 program. The majority of equipment and materials for 2006 is scheduled to arrive at the port of Pevek (Russia) late in the third quarter. A bankable feasibility study for Kupol has been published and Bema is working with its Mandated Lead Arrangers, HVB and Société Générale, to secure project construction financing during the second half of the year. Furthermore, the exploration program at Kupol continues to be a major success with more results expected in the coming weeks. Finally, Placer Dome is required to make a financing decision on Cerro Casale by the end of December 2005 or relinquish their interest in the project. Bema remains one of the most active growth oriented companies in the gold mining sector with the goal of producing 1 million ounces of gold annually by the year 2009.

Outstanding Share Data
As at August 11, 2005, there were 401,174,117 common shares outstanding. In addition, there were outstanding 20,507,321 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share, 25,286,650 share purchase warrants exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring in October 2007 and 500,000 share purchase warrants exercisable at U.S.$2.80 per share and expiring on April 28, 2010 issued in connection with the April 2005 increase in the HVB bridge loan facility. Convertible Notes due in 2011 are convertible into 15,008,576 common shares of the Company.

Non-GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Second Quarter		Six months
	2005	2004	2005	2004

Operating costs per financial statements	$19,509	$21,752	$41,212	$39,421
Write-off of deferred stripping costs	-	(1,716)	-	(1,716)
Inventory sales adjustment	686	908	2,237	1,451
Cash production costs	$20,195	$20,944	$43,449	$39,156

Gold production (in ounces)	59,068	54,299	114,411	106,796

Total cash cost per ounce of gold production	$342	$386	$380	$366

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Cost Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.